

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2017

Eli Baker
Vice President, General Counsel and Secretary
Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

> **Re:** **Double Eagle Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 26, 2017**
> **File No. 333-220356**

Dear Mr. Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 132

1. We are continuing to consider your response to our prior comment number four and we may have additional follow-up comments at a later date.

2. We note your response to our prior comment seven and the disclosures you provided related to our prior comment three. You indicate that you are eliminating corporate-level costs of the Algeco Scotsman Group from the pro forma statements of operations for the six months ended June 30, 2017, the year ended December 31, 2016, and the projected financial information to reflect the "go forward business of WSII" and because they are "unrelated". It remains unclear to us what these costs represent or why they are recorded in the historical financial statements of WSII to the extent they relate to Australian and European operations that are included in the historical financial statements. We assume, as required by SAB Topic 1:B:1, the historical financial statements of WSII include "all costs of doing business" and any allocations of common costs are "reasonable". In this regard, we note:

- No disclosures in MD&A or the historical financial statements of WSII that disclose or discuss any allocations of common costs, including any disclosures that would be required by SAB Topic 1:B:1. We also note no disclosures in the related party footnotes on pages F-46 and F-85 that indicate the SG&A costs not allocated to a reportable segment are related party expenses.
- Disclosure on page 46 that "Williams Scotsman's historical financial results reflect allocations of corporate expenses from the Algeco Group for such functions and are likely to be **less** than the expenses Williams Scotsman would have incurred had it operated as a separate publicly-traded company".
- It is not clear where you intend to present these costs in the historical financial statements of WSII (as the predecessor) when the Remote Accommodations business is presented in discontinued operations.

It continues to appear to us that eliminating the SG&A costs, that are recorded in the historical financial statements of WSII but not allocated to a reportable segment, from the pro forma statements is not factually supportable and not consistent with any disclosures in your filing. We also note this presentation is not consistent with the pro forma statements of operations for the years ended December 31, 2015 and 2014.   Please clarify or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Senior Staff Accountant at (202) 551-3723 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction